

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2013

Via E-mail
Mr. Jeffrey M. Canouse
President and Chief Executive Officer
Hull Energy, Inc.
1111 Alderman Drive, Suite 210
Alpharetta, GA 30005

> **Re:** **Hull Energy, Inc.**
> **Form 15**
> **Filed December 26, 2012**
> **File No. 033-30158-A**

Dear Mr. Canouse:

We note the statement on your Form 15 filed on December 26, 2012 that the approximate number of record holders of your common stock is 815. Since your common stock is held of record by more than 500 persons, you are not eligible to file a Form 15. Accordingly, please immediately withdraw your Form 15 by filing an amendment to it for that purpose; the amendment should include an explanatory note indicating that the Form 15 filed with the Commission on December 26, 2012 is withdrawn.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tiffany Piland at (202) 551-3589 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director